Exhibit 99.9
Leading Japanese BPO Adopts NICE Enlighten AI for Smart Quality Management
and Improved Customer Service

NICE Enlighten enables efficient targeted behavioral coaching for CSAT improvement and massive productivity gains

Hoboken, N.J., November 24, 2021 – NICE (Nasdaq: NICE) today announced that NTT Marketing ACT, one of the largest business process outsourcers (BPO) in Japan, has selected NICE Nexidia and Enlighten to automate the bulk of its quality management processes. This decision will make NICE Enlighten one of the first artificial intelligence (AI) frameworks ever deployed in Japan to automatically assess the impact of contact center agent behaviors on customer satisfaction (CSAT). The rollout enables NTT Marketing ACT to account for linguistic differences by leveraging the advantages of an agnostic phonetic platform, a first in the region.

The Japanese Enlighten behavior models are packaged as the first Japanese standard CSAT models, which NTT Marketing ACT will use to automate two-thirds of its interaction quality assessments on behalf of 200 current BPO clients. The company will further distinguish itself in the BPO market by offering new customers sophisticated analytics and quality management (QM) services enabled by NICE solutions. By strategically pairing NICE’s analytics capabilities with NTT Marketing ACT’s experience in operations, the companies are equipping agents with the tools they need to deliver better customer experiences.

NICE Enlighten provides real-time and forward-looking insights into agent behavior, as it draws upon purpose-built, self-learning AI and the largest syndicated interaction dataset. NICE Nexidia focuses on customer behavior, using sentiment analytics, journey sequencing technology and predictive call routing for every interaction. These solutions are brought together in NICE Quality Central, with its rapid, easy-to-use interactivity and customizable centralized administration.

These capabilities proved to be key factors in accessing Japanese agent behaviors, as subtle gestures and small actions within a call are collectively evaluated. NTT Marketing ACT tested different analytics solutions in the past but struggled to capture agent behavior let alone incorporate analytics into QM operations. NTT Marketing ACT chose the NICE offering because of the combined capabilities of “phonetic indexing,” “sentiment,” and “automatic speech recognition” technology within a single platform that enables an end-to-end quality management cycle. The company will use the NICE Nexidia and Enlighten platform as a launching point for its new “One Contact Quality Management” BPO service, demonstrating how NICE solutions enable digital transformation.

Mr. Takehisa Furuya, NTT Marketing ACT, Management Department Manager:
“With NICE Nexidia & Enlighten, the quality and productivity of the contact center will be maintained and improved, and the operation of the entire contact center will be optimized. Together with NICE, we will realize a co-creative contact center operation that not only pursues KPIs but also actively proposes a new KPI method.”

Darren Rushworth, President, NICE APAC:
“An agent’s ability to forge a connection with customers in a service channel is essential to providing better overall customer experiences. Our partnership with NTT MA has resulted in a new set of unique AI-based models to evaluate agents’ specific behaviors to help them improve those experiences. This is a first for Japan and will surely help NTT Marketing ACT stand out in the market.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements of Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.